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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*
                             SEMOTUS SOLUTIONS, INC.

                                (Name of Issuer)
                          Common Stock, $.01 Par Value
                          ----------------------------

                         (Title of Class of Securities)
                                   81684P 10 7
                                   -----------

                                 (CUSIP Number)

            _________________________________________________________

             (Date of Event which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:
                                [_] Rule 13d-1(b)
                                [_] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13G


     CUSIP No. 81684P 10 7

1   NAME OF REPORTING PERSON

        ANTHONY N. LAPINE

--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)  [_]
        Not applicable                                             (b)  [_]
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3   SEC USE ONLY
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4   CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
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Number of Shares Beneficially Owned by Each Reporting Person With

5   SOLE VOTING POWER

        2,235,356
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6   SHARED VOTING POWER

        179,305
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7   SOLE DISPOSITIVE POWER

        2,235,356
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8   SHARED DISPOSITIVE POWER

        179,305
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,414,661
--------------------------------------------------------------------------------

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES
    (See Instructions)                                                      [_]

        Not applicable
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        14.0%
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON (See Instructions)

        IN
--------------------------------------------------------------------------------

                                       2

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Item 1.

    (a) Name of Issuer: Semotus Solutions, Inc.

     (b) Address of Issuer's Principal Executive Offices:

     1735 Technology Drive, Suite 790 San Jose, CA 95110

Item 2.

     (a) Name of Person Filing: Anthony N. LaPine

     (b) Address of Principal Business Office:

     1735 Technology Drive, Suite 790 San Jose, CA 95110

     (c) Citizenship: USA

     (d) Title of Class of Securities: Common Stock, $.01 par value

     (e) CUSIP No.: 81684P 10 7

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b),

     check whether the person filing is a:

     Not applicable.

Item 4. Ownership.


(a) Amount Beneficially Owned: 2,414,661

(b) Percent of Class: 14.0%

(c) Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote: 2,235,356(1)
     (ii)  shared power to vote or to direct the vote: 179,305(2)
     (iii) sole power to dispose or to direct the disposition of: 2,235,356(1)
     (iv)  shared power to dispose or to direct the disposition of: 179,305(2)

     (1) Includes 1,010,000 shares held directly; 525,356 shares underlying stock options exercisable within 60 days; and 700,000 shares underlying warrants held by Mr. LaPine.

     (2) Includes 3,000 shares held directly; 176,305 shares underlying stock options exercisable within 60 days held by Pamela LaPine, Mr. LaPine's wife.

                                       3

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Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Not applicable.
                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 5, 2002                           /s/ Anthony N. LaPine
                                                   ----------------------
                                                   Anthony N. LaPine